ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

19 February 2007

Director/PDMR Shareholding

Reed Elsevier received notification today from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (‘the Trust’), that between 16th and 19th February 2007 they purchased 2,320,000 Reed Elsevier PLC ordinary shares at an average price of 635.64p per share and 1,530,000 Reed Elsevier NV ordinary shares at an average price of €14.39 per share.

The transaction took place in order to meet the future exercise of entitlements by employees of Reed Elsevier. Following the transaction, the Trust now holds an interest in 19,461,829 ordinary shares in Reed Elsevier PLC and 10,764,004 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which may acquire shares in Reed Elsevier PLC and Reed Elsevier NV by means of market purchases on the appropriate Stock Exchange. The Trust is operated in conjunction with Reed Elsevier’s share incentive schemes, and provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.